Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended March 31,	2010	2009
		(Adjusted)*
Fixed charges:
Interest expense including amortization of debt discount	$ 155	$ 141
Portion of rentals representing an interest factor	35	42
Total fixed charges	$ 190	$ 183
Earnings available for fixed charges:
Net income	$ 516	$ 362
Equity earnings net of distributions	4	(2)
Income taxes	318	191
Fixed charges	190	183
Earnings available for fixed charges	$ 1,028	$ 734
Ratio of earnings to fixed charges	5.4	4.0

*	Certain amounts have been adjusted for the retrospective change in accounting principle for rail grinding (See Note 3 in Item I, Notes to the Condensed Consolidated Financial Statements).

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